INSPIRED BUILDERS, INC.
288 North Street
Georgetown, MA 01833

March 21, 2011

U.S. Securities & Exchange Commission
Office of Small Business
100 F Street, NE
Washington, D.C. 20549

Re:	Inspired Builders, Inc.
File No. 333-171636

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1, File No. 333-171636, to 4:00 P.M. Eastern Standard Time on March 23, 2011, or as soon as practicable thereafter.

We are also aware that:

•                  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INSPIRED BUILDERS, INC.

/s/ Brendan Powderly
BRENDAN POWDERLY
CHIEF EXECUTIVE OFFICER